UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009566

February 25, 2004

Jean K. Traub
Associate General Counsel and Assistant Secretary
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2004

Re: Capital One Financial Corporation

Dear Ms. Traub:

This is in regard to your letter dated February 25, 2004 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Teachers' Retirement System for inclusion in Capital One's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Capital One therefore withdraws its February 18, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

PROCESSED
MAR 08 2004
THOMSON
FINANCIAL

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

927628

CapitalOne®

Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Jean K. Traub
703-720-2284 - direct
703-720-3255 - fax

February 18, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Capital One Financial Corporation
Securities Exchange Act of 1934 – Rule 14a-8
Stockholder Proposal of the Office of the Comptroller of the City of New York

Ladies and Gentlemen:

This letter is to inform you of the intention of Capital One Financial Corporation (the "Company") to exclude from its proxy statement for its 2004 Annual Meeting of Shareholders ("Proxy Materials") a shareholder proposal (the "Proposal") from the Office of the Comptroller of the City of New York (the "Proponent") dated January 12, 2004 and received on January 16, 2004, pursuant to Rule 14a-8(e) and (f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal was received by the Company after the deadline for submitting shareholder proposals. A copy of the Proposal is attached hereto as Exhibit A. The Company believes that there are several other grounds on which the Proposal may be omitted from the Proxy Materials, which the Company reserves the right to raise in the event that the Staff disagrees with the grounds for exclusion discussed herein.

The Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on its exclusion of the Proposal pursuant to Rules 14a-8(e) and (f). In accordance with Rule 14a-8(j), we are providing the Proponent with a copy of such documents. In addition, we are writing to request that the Staff waive the requirement of Rule 14a-8(j)(1) that the Company file with the Commission its reasons for exclusion no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission for the reasons set forth below.

Discussion

The Proposals may be omitted under Rules 14a-8(e) and (f) because the Proposals were received at the Company's principal executive offices after the deadline for submitting shareholder proposals for inclusion in the Proxy Materials.

Rule 14a-8(e)(1) requires that shareholder proposals be received at a company's principal executive offices by the deadline stated in the company's prior-year proxy statement (the "Deadline"), provided that the company held an annual meeting in the prior year and the date of the meeting for which the shareholder seeks to submit a proposal has not changed by more than thirty days from the date of such prior-year meeting.

Rule 14a-8(e)(2) requires that the Deadline be not less than one hundred twenty calendar days before the date of the company's proxy statement released to shareholders in connection with the prior year's annual meeting and Rule 14a-8(f) permits omission of the proposal from the proxy materials unless it is "received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Staff in the past has strictly construed the Deadline, permitting companies to omit from proxy materials proposals received at the company's principal executive officers even one day past the Deadline. See, e.g., *Actuant Corp.*, SEC No-Action Letter (November 26, 2003); *Longview Fibre Co.*, SEC No-Action Letter (March 20, 2003); *Coca-Cola Co.*, SEC No-Action Letter (January 11, 2001); *Hewlett-Packard Co.*, SEC No-Action Letter (November 27, 2000); *Hewlett-Packard Co.*, SEC No-Action Letter (November 9, 1999); *Norfolk Southern Corp.*, SEC No-Action Letter (February 23, 1998); *Chevron Corp.*, SEC No-Action Letter (February 10, 1998); *Rockwell Int'l Corp.*, SEC No-Action Letter (November 20, 1996); *Chrysler Corp.*, SEC No-Action Letter (January 16, 1996); *Raytheon Co.*, SEC No-Action Letter (January 16, 1996); and *Sun Company, Inc.*, SEC No-Action Letter (January 3, 1996).

The Company's 2003 proxy statement states, under the heading "Stockholder Proposals For 2004 Annual Meeting," that any shareholder proposals submitted for inclusion in the Proxy Materials must be received at least 120 days before the anniversary of the mailing date set forth in the section of the proxy entitled "Who is requesting my vote?". The date in this section is March 20, 2003. Thus, the Deadline for submitting the Proposal was November 21, 2003. This date complies with the calculation of the Deadline as set forth in Rule 14a-8(e)(2) because it is not less than 120 days before the date of the release of the Company's 2004 proxy statement to shareholders and the 2004 annual meeting is not expected to be held more than 30 days after the 2003 meeting.

As noted above, the Proposal was received by the Company on January 16, 2004, nearly two months after the Deadline provided in the Company's 2003 proxy statement. In accordance with Rules 14a-8(e) and (f) and the authority cited above, the Company believes that the Proposal may properly be omitted from the Proxy Materials. We respectfully ask the Staff to confirm that the Proposal may be so omitted and that no enforcement action will be recommended as a result.

In addition, the Company believes that it has good cause for failing to make this submission 80 days before the Company files its Proxy Materials for the 2004 Annual Shareholders Meeting as required by Rule 14a-8(j) because it received the Proposal significantly after that deadline. This request for relief from the 80-day deadline is consistent with similar requests where the Staff has granted such a waiver. See, e.g., *Longview Fibre Co.*, SEC No-Action Letter (March 20, 2003); *Motorola, Inc.*, SEC No-Action Letter (March 5, 2001); *Northeast Utilities*, SEC No-Action Letter (April 7, 2000).

Very truly yours,

Jean K. Traub
Associate General Counsel and
Assistant Secretary

Attachment

cc: Mr. Kenneth B. Sylvester

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

RECEIVED
JAN 16 2004
JOHN G. FINNERAN

January 12, 2004

Mr. John Finneran, Jr.
Executive Vice President, General Counsel and Secretary
Capital One Financial Corp.
1680 Capital One Drive
McLean, VA 22102

Dear Mr. Finneran:

I write on behalf the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Teachers' Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of the shareholders at the next annual meeting of Capital One Financial Corp.

The proposal requests the company's Board of Directors to develop policies requiring the development of operational procedures for more intensive screening of loans and loan originators to avoid the company becoming party to, and incurring liability for, securitizations involving subprime loans.

Letters from Citibank, the Systems' custodian bank, are enclosed certifying the Systems' ownership, for over a year, of shares of Capital One Financial Corp. common stock. The shares are held in the name of Cede & Co., the nominee of the Depositary Trust Company. Each system, as a beneficial owner, intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in the company's proxy statement.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision, the Systems will withdraw the proposal from consideration at the annual meeting. If you have any questions or would like to discuss the proposal, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosure

AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS an estimated 63% of the $213 billion of subprime loan originations in 2002 were securitized, and our corporation has served as manager/underwriter in many securitizations,

WHEREAS a recent judgment against Lehman Brothers has shown that secondary market purchasers and underwriters may have liability for allegedly fraudulent practices of an originator. Specifically, Lehman had provided a credit line to and bundled the mortgages for the secondary market of First Alliance Corporation, a now bankrupt subprime lender. The recent judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment.

A number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies,

Some of these practices have led to large settlements:

In the fall of 2002, the two largest subprime lenders entered into settlements, which provide restitution funds for consumers alleged to have been wronged by some of these practices.

- Household International settled with the Attorneys General of 20 states to provide a $484 million restitution fund and,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital, prior to its purchase by Citigroup.

We believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

We believe that our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that loans with so called predatory practices are not included in any securitization that the company performs;

BE IT RESOLVED that the shareholders request the Board of Directors to develop policies that require management to develop operational procedures for more intensive screening of loans and for more intensive screening of their originators, so that the Corporation is not party to securitizations involving subprime loans that could lead to liability for the originator's practices.

Capital One®

Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Jean K. Traub
703-720-2284 - direct
703-720-3255 - fax

February 23, 2004

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Capital One Financial Corporation
Securities Exchange Act of 1934 – Rule 14a-8
Stockholder Proposal of the Office of the Comptroller of the City of New York

Ladies and Gentlemen:

This letter is to inform you that the shareholder proposal from the Office of the Comptroller of the City of New York (the "Proponent") dated January 12, 2004, which is referenced in our letter to the Division of Corporate Finance of the Securities Exchange Commission dated February 18, 2004, was withdrawn by the Proponent. Enclosed is a copy of the withdrawal letter from the Proponent dated February 20, 2004.

Please feel free to contact me with any questions or concerns.

Very truly yours,

Jean K. Traub

Jean K. Traub
Associate General Counsel and
Assistant Secretary

Enclosure

Capital One Confidential

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 20, 2004

<u>VIA FAX</u>

Ms. Jean K. Traub
Associate General Counsel and
Assistant Secretary
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Re: <u>New York City Systems' Proposal</u>

Dear Ms. Traub:

By way of a letter dated January 12, 2004 to Mr. John Finneran, Jr., Executive Vice President, General Counsel and Secretary of Capital One, and attachments thereto, I submitted a proposal of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Teachers' Retirement System (the "Systems"), on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The proposal called on the Board of Directors to develop policies requiring the development of operational procedures for more intensive screening of loans and loan originators in order to avoid the company becoming party to, and incurring liability for, securitizations involving sub-prime loans.

The proposal was submitted at that time based on our understanding that the deadline for submitting shareholder proposals for the 2004 annual meeting was February 14, 2004. You subsequently informed us that the correct deadline was November 21, 2003.

Given that the Systems' proposal was received by the company after the November 21, 2003 deadline, I, on behalf of the Comptroller of the City of New York, William C. Thompson, Jr., hereby, withdraw the proposal.

Very truly yours,

Kenneth B. Sylvester

Capital One®

Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Jean K. Traub
703-720-2284 - direct
703-720-3255 - fax

February 25, 2004

RECEIVED
2004 FEB 26 PM 2:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Capital One Financial Corporation
Securities Exchange Act of 1934 – Section 14a-8
Stockholder Proposal of the Office of the Comptroller of the City of New York

Ladies and Gentlemen:

This letter is to inform you that the shareholder proposal from the Office of the Comptroller of the City of New York (the "Proponent") dated January 12, 2004, which is referenced in our letter to the Division of Corporate Finance of the Securities Exchange Commission dated February 18, 2004 ("No-Action Letter"), was withdrawn by the Proponent. Thus, we request a withdrawal of our No-Action Letter. Enclosed is a copy of the withdrawal letter from the Proponent dated February 20, 2004.

Please feel free to contact me with any questions or concerns.

Very truly yours,

Jean K. T

Jean K. Traub
Associate General Counsel and
Assistant Secretary

cc: Mr. Kenneth B. Sylvester

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

February 20, 2004

VIA FAX

Ms. Jean K. Traub
Associate General Counsel and
Assistant Secretary
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102

Re: New York City Systems' Proposal

Dear Ms. Traub:

By way of a letter dated January 12, 2004 to Mr. John Finneran, Jr., Executive Vice President, General Counsel and Secretary of Capital One, and attachments thereto, I submitted a proposal of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Teachers' Retirement System (the "Systems"), on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The proposal called on the Board of Directors to develop policies requiring the development of operational procedures for more intensive screening of loans and loan originators in order to avoid the company becoming party to, and incurring liability for, securitizations involving sub-prime loans.

The proposal was submitted at that time based on our understanding that the deadline for submitting shareholder proposals for the 2004 annual meeting was February 14, 2004. You subsequently informed us that the correct deadline was November 21, 2003.

Given that the Systems' proposal was received by the company after the November 21, 2003 deadline, I, on behalf of the Comptroller of the City of New York, William C. Thompson, Jr., hereby, withdraw the proposal.

Very truly yours,

Kenneth B. Sylvester